Mereo BioPharma Group plc

Fourth Floor

One Cavendish Place

London W1G 0QF

United Kingdom

August 19, 2022

VIA EDGAR

Tracie Mariner

Angela Connell

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mereo BioPharma Group plc

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-38452

Dear Ms. Mariner and Ms. Connell,

Mereo BioPharma Group plc (“Mereo” or the “Company”) sets forth below its response to the comment of the United States Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated August 5, 2022, concerning the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-38452) filed on March 31, 2022. For ease of reference, Mereo has set forth the Staff’s comment in bold and the Company’s response below.

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements

13. Intangible Assets, page F-23

1.

Please explain to us the differences between your out-license agreements with Ultragenyx and OncXerna that resulted in the application of different accounting policies. In this regard, it appears that in both cases you out-licensed the rights to one of your acquired development programs. With respect to the Ultragenyx license agreement, you recognized the upfront licensing payment received as revenue, but with respect to the OncXerna license agreement, you treated the transaction as the disposal of an intangible asset and recognized a loss on disposal. Please cite the authoritative literature upon which you relied in making your accounting determinations for each of these license agreements.

Company Response

Background

To determine the appropriate accounting treatment for the out-licensing transactions of product candidates, which the Company classifies as intangible assets, with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”) and OncXerna Therapeutics, Inc. (“OncXerna”), the Company primarily relied on the guidance set forth in IFRS 15, Revenue from Contracts with Customers, and IAS 38, Intangible Assets.

IFRS 15.6 states that “an entity shall apply the standard to a contract, only if the counterparty to the contract is a customer.” IFRS 15 defines revenue as “income arising in the course of an entity’s ordinary activities” and defines customer as “[a] party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” In determining whether the contractual arrangements were within the scope of IFRS 15, the Company first considered its ordinary activities, which are the development of product candidates to key clinical milestones and then either strategically partnering global or regional rights to such product candidates, or further developing them through regulatory approval and potentially commercialization. The Company’s development activities for product candidates include conducting clinical trials and pre-clinical and non-clinical studies, production of drug substance and drug product, development of manufacturing processes, and regulatory activities, among others.

When it is determined that a contractual arrangement is not within the scope of IFRS 15, the Company next looks to IAS 38 to determine the appropriate classification within the statement of comprehensive income. IAS 38.112 states, “An intangible asset shall be derecognized: (a) on disposal; or (b) when no future economic benefits are expected from its use or disposal.” IAS 38.113 further states, “The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset. It shall be recognized in profit or loss when the asset is derecognized. Gains shall not be classified as revenue.”

Setrusumab is one of the Company’s core rare disease product candidates and prior to the Company entering into a license and collaboration agreement with Ultragenyx in December 2020, the Company invested significant resources for more than five years to develop the asset. As such, the Company concluded that transactions related to setrusumab are within scope of IFRS 15 and proceeds were recognized as revenue.

In contrast, in April 2019 the Company completed a business combination through which it acquired cash, intellectual property to several product candidates and in-process R&D (including navicixizumab), an office facility in the United States (“U.S.”), experienced personnel, and other assets and liabilities. At the time of the business combination, the Company’s intention was to sell or out-license navicixizumab, rather than to invest in development of the asset in the course of the Company’s ordinary activities. In the approximate nine months between its acquisition and out-licensing of the worldwide rights of the asset to OncXerna in January 2020, the Company’s activities primarily involved out-licensing and winding-down the program.

The Company concluded the upfront proceeds from the license and collaboration agreement with Ultragenyx are within the scope of IFRS 15, whereas upfront proceeds from the licensing agreement with OncXerna are not within the scope of IFRS 15, and instead within the scope of IAS 38.

Ultragenyx Agreement

Following the acquisition of setrusumab in 2015, the Company performed significant clinical development activities of the asset, including conducting a Phase 2b study in adults with osteogenesis imperfecta (“OI”) between 2017 and 2019.

The Company subsequently entered into a license and collaboration agreement with Ultragenyx in December 2020 for setrusumab in OI. Under the terms of the agreement, Ultragenyx will lead future global development of setrusumab in both pediatric and adult patients. The Company granted Ultragenyx an exclusive license to develop and commercialize setrusumab in the U.S. and rest of the world, excluding Europe and the United Kingdom (“U.K.”), where Mereo retains commercial rights. Each party will be responsible for post-marketing commitments in their respective territories. Given the Company’s significant investment in the clinical development of setrusumab since 2015, it was determined that this transaction was in the course of the Company’s ordinary activities. In addition, Ultragenyx meets the definition of “customer” because it contracted with Mereo to obtain the license to develop and commercialize setrusumab in the U.S. and rest of world, which is an output of the Company’s ordinary activities, in exchange for cash consideration. For these reasons, the transaction is within the scope of IFRS 15. The Company therefore applied the guidance set out in IFRS 15, paragraphs B58 and B61, which led to the conclusion that the transaction was a grant of a “right to use” license, and recognized revenue accordingly. The Company respectfully refers the Staff to the Company’s disclosure on judgments related to revenue in footnote 3. Significant judgments, estimates and assumptions, on page F-15 of the Company’s Annual Report on Form 20-F.

In respect of the setrusumab intangible asset, as Mereo retained commercial rights under the license and collaboration agreement in Europe and the U.K., the Company determined it was appropriate to only derecognize the portion of the carrying amount of the intangible asset relating to the U.S. and rest of the world rights that were out-licensed, pursuant to IAS 38.

OncXerna Agreement

Under the terms of the license agreement, OncXerna received an exclusive worldwide license to develop and commercialize navicixizumab and is responsible for all future research, development, and commercialization activities. As set out in the preceding paragraphs, due to Mereo’s intention to sell or out-license navicixizumab from the time of its acquisition as part of a business combination and the lack of investment in development activities for the asset beyond wind-down costs, the Company concluded that entering into the license agreement was not in the course of its ordinary activities. Therefore, OncXerna did not meet the definition of a “customer” as defined in IFRS 15 because OncXerna did not obtain an output of the Company’s ordinary activities and, as such, the license agreement was determined not to be within the scope of IFRS 15.

The license agreement was therefore accounted for pursuant to IAS 38.112 and IAS 38.113, under which the associated intangible asset was fully derecognized and a loss on disposal recorded.

Conclusion

The Company respectfully submits the foregoing application of accounting policies complies with the requirements of the relevant accounting standards. To provide additional clarity, the Company proposes to include in future filings on Form 20-F a cross-reference in the intangible assets footnote to the significant judgments footnote, as well as further explanation within the revenue accounting policy, such as the following:

“Where the Company has performed significant development activities for its product candidates, income from agreements with third parties are considered to be proceeds derived from the Company’s ordinary activities and therefore represent revenue within the scope of IFRS 15, Revenue from Contracts with Customers.”

If you have any questions or require additional information with respect to this correspondence, please do not hesitate to contact me.

Yours sincerely,

/s/ Christine Fox

Christine Fox

Chief Financial Officer